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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November, 2003

Commission File Number  28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc. (Registrant)
By:\s\ Roland M. Larsen (Signature)*
President & CEO

Date   November 3, 2003

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106	TSX.V:RSM
Listed: Standard & Poors	OTCBB:RYSMF

FAVORABLE DRILLING RESULTS INCREASE TONNAGE AT PINON-RAILROAD PROJECT, ELKO COUNTY, NEVADA

for immediate release

SPARKS, NEVADA, November 3, 2003, Royal Standard Minerals Inc. An initial 10 hole drilling (2,620 feet) program was completed on the Pinon Main Zone deposit. The drilling program was focused upon extending the near surface portion of the deposit toward the south, southeast and northwest into areas of thin overburden in an effort to determine the gold-silver resource tonnage and grade potentials within these areas for a proposed mine plan.

The drilling shows that additional tonnage has been added by extending the south central and northwest boundaries of the deposit (with more close spaced drilling) can be incorporated into the mine feasibility study. The drilling also indicates the overburden is significantly thinner than expected. Additionally, density measurements on the metallurgy test trench samples indicate that an effective minimum 10% increase in tonnage of the deposit can be applied. The overall grade of the resource included within the mine feasibility study is estimated to be 0.045 opt gold.

The current dimensions of the Pinon near surface portion of the measured gold-silver oxide deposit is 1,400 feet along strike, 300-600 feet wide and 15’-150 feet thick. RSM is evaluating the potential of initially developing an open pit on an anticlinal fold that crops out and hosts the near surface portion of the deposit. The Company expects to further increase tonnage at the Pinon main zone deposit, specifically, within an area that is approximately 800 feet wide and 500 feet long (N-S), a possible extension located south of the south-central portion of the Main zone deposit. Work on the adjoining North Pod deposit is also expected to increase near surface measured oxide gold-silver resource tonnage.

"We are pleased with the most recent results of the Pinon drilling program. The results when coupled with the historical data verify that the database is representative for mine planning. Royal Standard Minerals intends to continue evaluating plans to exploit the Pinon-Railroad property through the development of an open pit heap leach operation," according to Roland Larsen, CEO.

The following is a list of the drill results on the Pinion main zone and extensions;

The results of drill hole PMZ-03-01 tested the southern margin of the deposit returned additional thickness within the interval 0 to 45 feet depth of 0.037 opt gold. The results of drill hole 1 indicated that the deposit can be extended southward. A second phase of drilling will continue to step out toward the south of drill hole number 1. The results of hole 10, PMZ-03-10 returned 35’ (0-35’) of 0.03 opt more than 100 feet south of drill hole 1 and remains open toward the south and west.

Drill hole PMZ-03-02 tested the eastern portion of the deposit in an area where insufficient drill data exists. The results of hole 2 indicated 155 feet (75’-230’) of 0.037 opt gold and included a section of 85’ feet (75’-160’) of 0.046 opt gold within an area where previous drilling returned poor sample recovery.

Drill hole 3 tested the eastern portion of the deposit in an area where insufficient drill data exists. The results of hole PMZ-03-03 returned 160 feet (80'-240') of 0.023 opt gold. No increase in resource width. Extended 0.021 opt gold grade mineralization 80 feet below resource into underlying Devils Gate Limestone.

Drill hole 4 located on the western margin of the deposit to test for a western extension of the deposit. The results of hole PMZ-03-04 returned 125 feet ( 10'-135') of 0 .018 opt gold. Infill drilling of gap in resource with a 15' increase in thickness and 0.006 decrease in grade.

Drill hole PMZ-03-05 returned 150 feet of 0.023 opt gold within the interval (30’-180’). This test represented an infill drill hole with no increase in thickness and 0.012 decrease in grade at this location.

Drill hole PMZ-03-06 returned 40 feet (30’-70’) of 0.041 opt was targeted to extend the resource toward the south. These results have extended the proposed pit toward the south and the deposit remains open to the south. More drilling will be necessary to determine the southern extension of the deposit in this area.

Drill hole PMZ-03-07 returned 125 feet (100’-225’) of 0.030 opt gold. The results of this effort increased the grade within a 200 foot gap between cross sections on the southern portion of the deposit.

Drill hole PMZ-03-08 returned 55’ (45’-100’) of 0.032 opt gold and tested an area on the margin of the deposit indicating 70 feet less overburden to the mineralized zone than expected and no change in thickness of the mineralized zone and an increase in 0.015 opt gold grade. This drill hole is located 200 feet inside the boundary of the proposed pit margin.

Drill hole 9 PMZ-03-09 returned 15 feet (150-165’) of 0.042 opt gold in an area that returned 50’ less overburden than expected. This drill hole is located in the southeast corner of the deposit about 150’ northeast of hole TCX-025 that contained 70’ of 0.07 opt and included 10’ of 0.298 opt. Future drilling is planned southwest of TCX-025 to expand the resource south.

Drill hole 10 PMZ-03-10 returned 45 feet (15’-60’) of 0.028 opt gold represents an extension hole that has extended the resource 100 feet toward the northwest of what was previously delineated. The gold mineralization is open toward the northwest in this area.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information Please call Roland Larsen @ (804) 580-8107 or FAX @ (804) 580-4132 Visit our website at Royal-Standard.com